INVESTMENT ASSOCIATES INC.
                                    Suite 810
                               1708 Dolphin Avenue
                                  Kelowna, B.C.
                                     V1Y 9S4





                                                              December 29, 2005

U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ms. Angela J. Halac, Staff Accountant
            Division of Corporation Finance
            ------------------------------------------

Dear Ms. Halac:

                  Re:  Investment Associates Inc. (the "Company")
                          - Item 4.01 Form 8-K
                          - File No. 000-28053
                          - Filed on December 16, 2005
                 --------------------------------------------------------

                  Further to your comment letter dated December 20, 2005, the undersigned, on behalf of the Company, hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                    Yours truly,

                                                    Investment Associates, Inc.


                                                    Per: /s/ Steven N. Khan
                                                         -----------------------
                                                         Steven N. Khan,
                                                         President and Director